UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

September 30, 2025

Commission File Number: 001-37968

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272,

4th Floor, Udyog Vihar, Phase-II,

Sector-20, Gurugram-122008, Haryana

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Appointment of Mr. Siddhartha Gupta

On September 30, 2025, the Board of Directors (“Board”) of Yatra Online, Inc. (the “Company”) appointed Mr. Siddhartha Gupta as a director of the Company, effective immediately. Mr. Siddhartha Gupta will serve in the class of directors whose term expires at the Company’s 2026 Annual General Meeting of Shareholders.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: October 01, 2025	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer

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